FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
December 27, 2006
Commission File Number 000-30838

InfoVista S.A.
(Translation of registrant’s name into English)
6, rue de la Terre de Feu
91940 Les Ulis, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☑          Form 40-F:☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐          No: ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐          No: ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: ☐          No: ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___
Enclosures: Suspension of a Liquidity Contract

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.
Date: December 27, 2006	By:	/S/ Philippe Ozanian
		Name:	Philippe Ozanian
		Title:	Chief Financial Officer

FOR IMMEDIATE RELEASE	Contact:	Karena D’Arcy
Investor Relations Manager,
InfoVista +33 1 64 86 85 65
kdarcy@infovista.com
SUSPENSION OF A LIQUIDITY CONTRACT
Paris, France and Herndon, Virginia — December 27, 2006 — As of December 5, 2006, and for an undetermined period of time, InfoVista (Compartment C of Eurolist by Euronext: IFV, ISIN: FR0004031649, NASDAQ: IVTA), the leading service-centric performance management software company, today announced that it has decided to suspend their liquidity contract (‘contrat de liquidité’) entered into with Fortis Bank, in order not to cross the 10% threshold of shares held by the Company as treasury stock. On September 13, 2006, the Company purchased a block of 700,000 ordinary shares of InfoVista SA, pursuant to an objective of external growth as per its shares repurchase program. As a result, this led to the Company’s treasury shares to stand at just below the 10% threshold.
InfoVista will re-examine the potential resumption of the liquidity contract, once the situation of the above mentioned block will be set pursuant to the objectives of the Company’s share repurchase program.
In connection with the liquidity contract performed by Fortis Bank for InfoVista, the following means appeared in the liquidity account as of December 5, 2006:
•	Number of shares: 26,106

•	Balance in cash of the liquidation account: € 227,902.28
As a reminder, the following means appeared in the liquidity account when the contract was put in place:
•	Number of shares: 11,603

•	Balance in cash of the liquidation account: €97,604.99
About InfoVista
InfoVista is the Service-Centric Performance Management Software Company that assures the optimal delivery of business-critical IT services. Driven by a uniquely adaptive and real-time technology foundation, InfoVista solutions improve business effectiveness, reduce operating risk, lower cost of operations, increase agility and create competitive advantage. Eighty percent of the world’s largest service providers as ranked by Fortune®, as well as leading Global 2000 enterprises, rely on InfoVista to enhance the business value of their technology assets. Representative customers include ABN AMRO, Allstream, Banques Populaires, AXA, Banque de France, Bell Canada, British Telecom, Broadwing Communications, Cable & Wireless, Com Hem, Defense Information Systems Agency (DISA), Deloitte, Deutsche Telekom, France Telecom, Savvis Corporation, SingTel, Telefonica, and US Cellular. A Software Magazine 500 company, InfoVista stock is traded on the NASDAQ (IVTA) and on Eurolist by Euronext (FR0004031649). For more information about the company, please visit www.infovista.com.
Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are “forward looking statements.” These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies. For a description of other factors which might affect our actual results, please see the “Risk Factors” section and other disclosures in InfoVista’s public filings with the US Securities & Exchange Commission and French Autorité des Marchés Financiers. Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
InfoVista, VistaInsight and VistaWatch are the registered trademark of InfoVista, S.A